UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2024

Commission File Number: 001-41656

Jayud Global Logistics Limited

(Exact name of registrant as specified in its charter)

Building 3, No. 7 Gangqiao Road,

Li Lang Community, Nanwan Street,

Longgang District, Shenzhen,

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒         Form 40-F ☐

Jayud Global Logistics Appoints Co-Chief Executive Officer

On December 18, 2024, the board of directors of Jayud Global Logistics Limited (the “Company”) approved the appointment of Mr. Alan Tan Khim Guan as Co-Chief Executive Officer of the Company with immediate effect. In connection with Mr. Guan’s appointment, the title of Mr. Xiaogang Geng was changed from Chief Executive Officer to Co-Chief Executive Officer of the Company. As Co-CEO, Mr. Guan will lead the expansion of the Company’s business in Southeast Asia and identify potential strategic investors in the Company.

Mr. Alan Tan Khim Guan has over a decade of experience in international logistics, cross-border supply chain management, and multimodal transportation solutions. Before joining the Company, he served as Director of International Operations at Shenzhen Huayun International Logistics in Shenzhen, China, where he integrated RFID shipment tracking and route optimization systems, and established relationships with Southeast Asian manufacturers, e-commerce platforms, and carriers. From 2014 to 2018, he worked at Karl Heinz Dietrich Logistics in Malaysia as Director of Regional Solutions, introducing bonded warehousing, inventory management, and trade documentation consulting services. From 2010 to 2014, he served as Operations Manager at Avis Pioneer Logistics in Kuala Lumpur, where he optimized ocean and air freight routes, formed carrier partnerships, and improved customs clearance procedures. He holds a Diploma from Management and Science University in Malaysia.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 19, 2024

Jayud Global Logistics Limited

By:	/s/ Xiaogang Geng
Name:	Xiaogang Geng
Title:	Co-Chief Executive Officer

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